News Release

TransAlta Announces Key Actions to Support Transition to Clean Power

CALGARY, Alberta (January 14, 2016) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today announced the key actions it is taking to support its transition from coal to gas-fired and renewable generation in the Province of Alberta and maximize its financial flexibility. These actions include revising the dividend to $0.16 per share on an annualized basis and suspending the Premium DividendTM, Dividend Reinvestment and Optional Common Share Purchase Plan (the “DRIP”) effective immediately. TransAlta also confirmed today that it remains on track to meet its 2015 and 2016 guidance.

“The actions we are taking today are prudent and proactive steps that will maximize our long-term financial flexibility,” said Dawn Farrell, President and Chief Executive Officer. “We are taking action now to ensure we can manage our transition from a position of strength.”

TransAlta is executing the following actions:

•	Revise the Dividend – The revised dividend of $0.16 per share on an annualized basis represents a 15% to 20% payout of Comparable Free Cash Flow based on 2016 guidance and will provide TransAlta with incremental cash of approximately $150 million annually.
•	Suspend the DRIP – The DRIP will be suspended effective immediately to stop shareholder dilution. TransAlta does not currently expect to raise additional equity in 2016 as the incremental cash from the dividend revision will be used to strengthen its balance sheet.
•	Reposition the Capital Structure – TransAlta will focus on raising non-recourse debt to fund upcoming corporate debt maturities. The Company expects to raise $400 to $600 million of project level debt in 2016 to fund the next material debt maturity of U.S. $400 million in 2017 and plans to execute a similar strategy for the 2018 debt maturities of CAD $177 million and U.S. $520 million.
•	Secure a Coal Transition Agreement – TransAlta will negotiate with the Government of Alberta, using a principles based approach, to ensure the Company has the certainty and capacity needed to invest in clean power. An important aspect of these negotiations will be the Government of Alberta’s commitment to treat coal-fired generators fairly and not unnecessarily strand capital.
•	Identify and Develop Growth Opportunities – Over the next 15 years, TransAlta will focus on replacing coal generating assets with gas-fired and renewable generation assets.

These actions, combined with initiatives completed in 2015, will allow TransAlta to build the financial capacity and flexibility required to ensure the Company is well positioned for the next 15 years to efficiently address upcoming debt maturities and capitalize on opportunities in gas-fired and renewable generation that will arise as Alberta transitions from coal to clean power.

2015 and 2016 Guidance

In advance of its Fourth Quarter 2015 Earnings Release, TransAlta confirms that its results for 2015 will be within the revised guidance ranges discussed during its Third Quarter 2015 Conference Call, subject to potential regular year-end adjustments relating to force majeure provisions that will be reviewed as part of the financial close process.

Additionally, TransAlta is reaffirming its outlook for 2016, also discussed on its Third Quarter 2015 Conference Call, as summarized below:

(in CAD$ millions)[1]	2016 Guidance
	Low	High
Comparable EBITDA	$990	$1,100
Comparable Funds from Operations	$755	$835
Sustaining Capital	$330	$350
Comparable Free Cash Flow	$250	$300

The 2016 guidance includes the contribution of the two renewable projects acquired in 2015 and the benefit of the Company’s cost reduction initiatives for the full year. Approximately 87% of TransAlta’s 2016 capacity is contracted at prices of approximately $50 per MWh in Alberta and approximately U.S. $45 per MWh in the Pacific Northwest.

Alberta’s Climate Leadership Plan

In the near term, TransAlta expects a minimal impact to its business resulting from the Climate Leadership Plan as the existing emissions regulation, the Specified Gas Emitters Regulation (“SGER”), is expected to remain in place through 2016 and 2017. In January 2018, the SGER is expected to be replaced with the phase in of a Carbon Competitiveness Regulation (“CCR”), an economy-wide price on carbon emissions of $30/tonne.

Initially, TransAlta’s exposure to the CCR will be limited as buyers under the coal Power Purchase Arrangements (the “PPAs”) will absorb this cost by virtue of the change-in-law provisions in the PPAs. Following the expiry of the PPAs, TransAlta’s exposure to the CCR will increase, but it is anticipated that these costs will be partially offset by an increase in power prices and renewable credits generated by the Company’s renewable fleet in Alberta.

TransAlta has numerous opportunities available for investment in renewable and gas-fired generation including:

•	Expansion of TransAlta’s hydro assets
•	Greenfield wind, hydro, and solar opportunities
•	Shovel ready combined cycle plant at Sundance (Sundance 7)

[1] Comparable EBITDA refers to Earnings before interest, taxes, depreciation and amortization including finance lease income and adjusted for certain other items. Comparable Free Cash Flow refers to Comparable Funds from Operations less sustaining capital, preferred dividends and non-controlling interest payments. Comparable EBITDA, comparable funds from operations and comparable free cash flow are not defined under International Financial Reporting Standards (“IFRS”). Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the MD&A for the third quarter of 2015 for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

•	Conversion of coal-fired generation to gas-fired generation
•	Potential cogeneration expansion opportunities

Conference call

TransAlta will hold a conference call and webcast at 7:00 a.m. MT (9:00 a.m. ET) on January 15, 2016 to discuss the information provided in this press release. A question and answer period for investment analysts, investors and other interested parties will immediately follow management comments. A question and answer period for the media will follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jaeson Jaman" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-669-9658 (Canada and USA toll free) or 1-604-674-8052 (Outside of Canada) with TransAlta pass code 00161 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Forward-Looking Statements:

This news release contains forward-looking statements within the meaning of applicable securities laws, including, without limitation, statements regarding: the business and anticipated financial performance of TransAlta; expected comparable EBITDA, comparable funds from operations, comparable free cash flow and expected sustaining capital expenditure ranges for 2016; expected cost reductions; the Company's plans and strategies relating to repositioning its capital structure and strengthening its balance sheet and the debt reductions that are expected to occur in 2016 and beyond; expected governmental regulatory regimes and legislation (including the Government of Alberta’s Climate Leadership Plan) and their expected impact on TransAlta and the timing of the implementation of such regimes and regulations, as well as the cost of complying with resulting regulations and laws; the outcome of negotiations with the Government of Alberta in relation to coal-fired generation transition under the Climate Leadership Plan; and potential opportunities for investment in renewable and gas-fired generation. All forward looking statements are based on TransAlta’s beliefs and assumptions based on information available at the time the assumptions were made. These statements are not guarantees of TransAlta’s future performance and are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required, equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; the outcome of the Keephills 1 force majeure arbitration, including the impact of any award and any insurance recoveries; legislative or regulatory developments; competition; global capital markets activity; changes in prevailing interest rates, currency exchange rates, inflation levels and commodity prices; and general economic conditions in the geographic areas where TransAlta operates.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries: Media Inquiries:

Jaeson Jaman Stacey Hatcher

Manager, Investor Relations Manager, Communications

Phone: 1-800-387-3598 in Canada and U.S. Phone: Toll-free media number: 1-855-255-9184

Email: investor_relations@transalta.com Email: ta_media_relations@transalta.com